Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

October 18, 2024	Client-Matter: 63454-030

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Mr. Ruairi Regan; Ms. Brigitte Lippmann
Office of Real Estate & Construction

Re:	Groundfloor Finance Inc. Post Qualification Amendment to Offering Statement on Form 1-A Post Qualification Amendment No. 5 Filed: July 26, 2024 File No. 024-12013

Dear Mr. Regan and Ms. Lippmann:

We are submitting this letter on behalf of our client, Groundfloor Finance Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated August 22, 2024 (the “Comment Letter”) in connection with the Company’s Post Qualification Amendment to Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on July 26, 2024.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being refiled concurrently with this response.

Post Qualification Amendment to Offering Statement on Form 1-A

Cover Page

1.       Please revise the references to $10,945,670 of LROs on the cover page and on page 1 as it appears from your disclosure elsewhere in the filing that you are seeking to qualify $14,172,049 of LROs.

Response:

The Company acknowledges the comment and has updated the disclosures, with a total offering of $19,247,619.

2.       Please reconcile your disclosure on the cover page that this PQA also withdraws an aggregate of $37,013,950 in aggregate amount of LROs with the disclosure on pages 65- 70 of your filing.

Response:

The Company acknowledges the comment and has reconciled the numbers to consistently remove $40,317,403 of LROs.

3.       We note the disclosure on the cover page that you hereby incorporate by reference into this PQA all of the information contained in the Annual Report on Form 1-K, for Groundfloor Finance Inc., covering the periods ending December 31, 2023 and December 31, 2022. Please tell us the specific information you are attempting to incorporate by reference from your Form 1-K. Please note that reference may not be made to any document if the portion of such document containing the pertinent information includes an incorporation by reference to another document. Revise your incorporation by reference to comply with General Instruction III to Form 1-A.

Response:

The Company has removed the incorporation by reference. The Company’s current audited financial statements are included in the Form 1-A POS.

Risk Factors, page 8

4.       Under "The payment obligations of the Borrower are not guaranteed . . .," please describe in greater detail the risks of Borrower defaults, such as the uncured default rate of LROs and when investors are informed that a Borrower misses a payment.

Response:

The Company has provided greater detail regarding the risks of Borrower default, the uncured default rate of LROs, and when investors are informed a Borrower misses a payment. See, e.g., the table of Loan Performance by Grade and related risk factors on pages 8-9.

5.       We note your disclosure that investors waive their rights to a jury trial under the Investor Agreement. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If this provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Also, please disclose whether this provision is intended to apply to secondary purchasers. Please file the Investor Agreement as an exhibit.

Response:

The Company acknowledges the comment and has provided updated disclosure. See, e.g., the description on pages 11. There are no secondary purchasers of the Company’s securities. The Investor Agreement is filed as Exhibit 3.1.

Management Discussion and Analysis, page 20

6.       Under "Results of Operations," clarify whether the company's revenues all relate to the prior series LROs that the company has offered under Regulation A. If so, please describe in greater detail the results of the prior series LROs, including the extent to which the interest income, and if applicable principal payments, have complied with the terms of the series. Also discuss the extent to which the terms of any series have been amended and whether any defaults have occurred to date.

Response:

The Company acknowledges the comment and has provided additional disclosure regarding its revenues and modification of the terms of any series. To date, the Company has made no modifications to the terms of any series of LROs. See, e.g., the risk factor beginning with “Payments on the LROs depend entirely on the payments received from the Borrower” on page 9 and “Revenue, net” on page 21.

Interests of Management and Others in Certain Transactions, page 55

7.       Please update and reconcile your disclosure in this section with the disclosure in your financial statements including the loan to Moma Walnut, LLC referenced in Note 13.

Response:

The Company acknowledges the comment and has updated the disclosures under Interests of Management and Others in Certain Transactions.

Plan of Distribution, page 71

8.       We note your disclosure that you reserve the right to reject any investor’s subscription or commitment in whole or in part for any reason. Please clarify how soon after receipt of a subscription you will accept or reject such subscription, subject to the LRO being fully subscribed.

Response:

The Company acknowledges the comment and has revised the disclosure. See page 71.

9.       We note your disclosure that the offering of each series of LROs covered by this Offering Circular will remain open until the earlier of (i) 90 days, or (ii) the date the Offering of a particular series of LROs is fully subscribed with irrevocable funding commitments. Please reconcile this disclosure with your statement that you will notify investors who have previously committed funds to purchase such series of LROs of any such extension by email and will post a notice of the extension on the corresponding Project Summary on the Groundfloor Platform. If you may extend the offering period for a series of LROs please describe that clearly.

Response:

The Company acknowledges the comment and has removed the extension language.

Where you can find additional information, page 75

10.     We note your reference to appropriate additional information in this section and your disclosure on page 71 that in addition to this Offering Circular, subject to limitations imposed by applicable securities laws, you may use additional advertising, sales and other promotional materials in connection with the Groundfloor Platform. Please clarify if these materials are the types of communications contemplated by Rule 255 and revise to clarify that such information will be filed with the offering circular pursuant to Item 17 of Part III of Form 1-A or advise.

Response:

The Company acknowledges the comment and has no advertising disclosable pursuant to Item 17. The Company’s advertisements are of a general nature regarding the existence of Groundfloor as a business, and make no mention of any specific securities offerings.

Note 5. Loans to Developers and Allowance for Expected Credit Losses

Nonaccrual and Past Due Loans, page F-14

11.     Please explain why you recognized interest income on nonaccrual loans in the amounts of $1,992,728 and $5,714,335 for the years ended December 31, 2023 and 2022, respectively.

Response:

The Company acknowledges the comment. The disclosed amounts of interest income on nonaccrual loans consist of interest income recognized during the respective reporting periods on loans that are in nonaccrual status as of the balance sheet date. That is, normal accruals of interest income earned on loans during the reporting period prior to such loans being placed in nonaccrual status. The company’s accountants interpret the disclosure requirement in regard to interest income recognized during the period on loans in nonaccrual status to require disclosure of all interest income recognized during the reporting period on loans that are on nonaccrual status as of the balance sheet date, inclusive of interest income recognized prior to such loans going into nonaccrual status during the reporting period.

As disclosed in the Company’s 2023 audited financial statements, the Company places loans in nonaccrual status at the time a loan is 180 days delinquent unless the loan is well secured and in process of collection, or prior to 180 days delinquent if, in management’s judgment, the collection of interest income appears doubtful based on the status of the underlying development project. It is important to note that the Company’s loans typically have deferred interest due at the maturity of the loan, rather than monthly payments of interest from the borrower. Due to this, interest income is recognized on a monthly basis as it is earned. Once a loan is placed on nonaccrual status, no further interest is accrued on that loan, and as such no further income is recognized. However, the balance of deferred interest receivable accrued up to that point remains on the balance sheet, as Groundfloor has historically collected interest on loans in nonaccrual status when the loan is eventually collected, and believes the interest accrued up until 180 days beyond maturity remains collectible on these loans.

The Company reviewed the following guidance in ASC 326, Financial Instruments - Credit Losses, in interpreting its relevant disclosure requirements:

To enable a financial statement user to understand the credit risk and interest income recognized on financial assets on nonaccrual status, an entity shall disclose all of the following, disaggregated by class of financing receivable and major security type:

a.	The amortized cost basis of financial assets on nonaccrual status as of the beginning of the reporting period and the end of the reporting period
b.	The amount of interest income recognized during the period on nonaccrual financial assets
c.	The amortized cost basis of financial assets that are 90 days or more past due, but are not on nonaccrual status as of the reporting date
d.	The amortized cost basis of financial assets on nonaccrual status for which there is no related allowance for credit losses as of the reporting date.

In interpreting ASC 326, Financial Instruments - Credit Losses, the Company considered the users of its financial statements, noting that it would be of most use to management, investors, and potential investors for the Company’s disclosure to show the correlation between the amortized cost basis of loans on nonaccrual status as of the respective balance sheet dates and the interest income recognized during the respective reporting periods on such loans, as these amounts represent interest income recognized in the reporting periods that may be at risk of loss. The amounts disclosed represent the interest income the company recognized during the period related to financial assets that were on nonaccrual status as of December 31, 2023 and 2022, respectively, in satisfaction of subsection b. of ASC 326-20-50-16.

Exhibits

12.     The legal opinion provided as exhibit 12.1 appears to reference the offering in Post- Qualification Amendment No. 4 rather than this amendment. Please provide an updated legal opinion.

Response:

The Company acknowledges the comment. An updated legal opinion is included as Exhibit 12.1.

13.     We note that Exhibit 10 references a power of attorney filed on June 15, 2020; however, no power of attorney appears to have been filed on that date. Please file the power of attorney as an exhibit.

The Company acknowledges the comment and has included a power of attorney filed herewith as Exhibit 10.1.

General

14.     We note that several sections of your disclosure are as of December 31, 2023. As examples we note the disclosure on page 50 regarding employees, legal proceedings and properties and on page 54 regarding your principal stockholders. Please provide your disclosure as of the most recent practicable date.

Response:

The Company acknowledges the comment and has revised the applicable disclosures as of the most recent practicable date; see, e.g., disclosures related to full time employees and properties on page 50 and the table of Principal Shareholders on page 54,

We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement on Form 1-A and Comment Letter. Should you or the Staff have additional questions or comments regarding the foregoing, please contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:	Nick Bhargava
Groundfloor Finance Inc.